[Williams Capital Management Trust Letterhead]

February 7, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Williams Capital Government Money Market Fund

Ladies and Gentlemen:

On behalf of Williams Capital Management Trust (the “Trust”), we hereby respond to certain questions provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 10, 2013 regarding past filings for the Williams Capital Government Money Market Fund (the “Fund”), a series of the Trust.

Response 1:	The Trust confirms that all series and classes of the Trust reflect the status of the registered funds.

Response 2:
Going forward, the Trust agrees that, in connection with the filing of any amendment, the Trust will provide an explanation as to why such amendment is needed.  Regarding the two amended filings specifically questioned on the call:

•
With respect to the Form N-MFP/A filed on October 2, 2012, which amended the Form N-MFP filed on September 7, 2012 (the “Original Form N-MFP”), an amendment was filed because a Federal Home Loan Bank security (CUSIP: 313384P78) had been incorrectly labeled with a rate of 0.15% in the Original Form N-MFP.  A Form N-MFP/A was filed to correct this to 0.12%.

•
With respect to the Form NSAR-B/A filed on January 3, 2013, which amended the Form NSAR-B filed on December 26, 2012 (the “Original Form NSAR-B”), an amendment was filed because the response to question 77A was incorrect in the Original Form NSAR-B.  A Form NSAR-B/A was filed to correct the response to “YES.”

Response 3:	For future NSAR filings, the Trust agrees to ensure that the accountant’s city and state are not cut off in the filings.

Response 4:	The Trust agrees that, in accordance with Item 27(d)(1) of Form N-1A, the Trust will disclose the actual number of days in the calculation of annualized numbers for time periods of less than one year.

Response 5:	The Trust will review and confirm that its repurchase agreement disclosures are consistent with the requirements set forth in Rule 4.08(m) of Regulation S-X.

Response 6:	In future filings, the Trust will note that the Fund is classified as diversified after describing the Trust as an open-end management investment company.

Response 7:
In any future filing that includes a description of Level 1, 2 and 3 investments in the fair value accounting hierarchy, the Trust will indicate whether or not there have been transfers between the levels during the period covered by such filing.

Response 8:
Williams Capital Management, LLC, the Fund’s adviser (the “Adviser”), has voluntarily agreed to limit investment advisory fees of the Fund to ensure that the 1-day yield (without gain or loss) does not fall below a specified daily yield.  The Trust hereby confirms that there are no recapture provisions associated with such voluntary expense waivers of the Adviser.

*      *        *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Trust further acknowledges that Staff comments or changes to disclosures in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing.

Very truly yours,

/s/ Shayna Malnak

Shayna Malnak
Chief Compliance Officer of the Trust